UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        AMENDMENT NO. 10 TO SCHEDULE 13G
                                       AND
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             THE CHERRY CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    164541401
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                                 (CUSIP Number)

                                 PETER B. CHERRY
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                  847-662-9200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                        APRIL 24, 2000 AND JUNE 15, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 164541401
          ---------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
         PETER B. CHERRY

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/__/
                                                                       (b)/__/

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*
         NOT APPLICABLE

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 /   /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
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                            7       SOLE VOTING POWER
NUMBER OF SHARES                    5,074,882
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8       SHARED VOTING POWER
EACH                                458,498
REPORTING                   ----------------------------------------------------
PERSON                      9       SOLE DISPOSITIVE POWER
WITH                                5,074,882
                            ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   458,498

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,533,380

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                       /   /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         54.1%

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14       TYPE OF REPORTING PERSON*
         IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 164541401
          ---------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
         VIRGINIA CHERRY

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/__/
                                                                       (b)/__/

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3        SEC USE ONLY


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4        SOURCE OF FUNDS*
         NOT APPLICABLE

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 /   /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

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                            7      SOLE VOTING POWER
NUMBER OF SHARES                   766
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH                               458,498
REPORTING                   ----------------------------------------------------
PERSON                      9      SOLE DISPOSITIVE POWER
WITH                               766
                            ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   458,498

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         459,264

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                       /   /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 164541401
          ---------

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON
         CABO ACQUISITION CORP.

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)/__/
                                                                       (b)/__/

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3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         NOT APPLICABLE

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                  /   /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

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                            7      SOLE VOTING POWER
NUMBER OF SHARES                   5,455,666
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                   ----------------------------------------------------
PERSON                      9      SOLE DISPOSITIVE POWER
WITH                               5,455,666
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,455,666

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                       /   /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         52.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the shares of common stock of The Cherry Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 3600 Sunset Avenue, Waukegan, Illinois 60087.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by Peter B. Cherry and Virginia Cherry, and CABO Acquisition Corp., a Delaware corporation that was formed on June 2, 2000 ("Acquisition Corp."). Peter B. Cherry is Chairman and President of The Cherry Corporation, and the President and sole director of Acquisition Corp. Mrs. Cherry is retired. Mr. and Mrs. Cherry's address is 3600 Sunset Avenue, Waukegan, Illinois 60087. Acquisition Corp.'s address is 3600 Sunset Avenue, Waukegan, Illinois 60087.

         Neither Peter Cherry nor Virginia Cherry has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Both Peter and Virginia Cherry are U.S. citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

         On June 15, 2000, CABO Acquisition Corp. commenced a tender offer contemplated by the Agreement and Plan of Merger between Acquisition Corp., a company formed and owned by Peter Cherry and certain of his affiliates (the "Cherry Family Members"), and the Company. In the tender offer, Acquisition Corp. is offering to purchase for $26.40 per share in cash all of the outstanding shares of the Company's common stock other than shares owned by Mr. Cherry and Virginia Cherry and certain of their affiliates, subject to certain exceptions (the "Offer"). The Offer is being made pursuant to definitive tender offer materials that will be distributed to the Company's stockholders and that were filed with the SEC pursuant to a Schedule TO dated June 15, 2000 filed by Acquisition Corp., which is hereby incorporated herein by reference.

         The Offer is expected to remain open until July 13, 2000, unless extended, and will be followed by a merger under which those shares not tendered will be converted into the right to receive the same $26.40 per share in cash. The merger and the closing of the Offer is subject to the condition that the number of shares tendered when combined with about 53% of the outstanding common stock already owned by Peter Cherry and certain of his affiliates will equal more than 67% of the shares of common stock issued and outstanding. Upon completion of this purchase, it is expected that the common stock will be delisted from the NASDAQ National Market and the common stock's registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, will be terminated.

         It is currently contemplated that certain affiliates of the Cherry Family Members may sell up to 90,136 shares of common stock in the open market during the Offer period at or below $26.40 per share. If these shares are sold, then Peter B. Cherry will be entitled to one-third of the income from the proceeds of the sale of 45,000 shares, and Virginia Cherry, Peter B. Cherry's mother, will be entitled to receive the proceeds of the sale of 766 shares. These shares were not included when calculating the Cherry Family Members' ownership of approximately 53% or the outstanding shares of the Company's common stock.

         This Schedule is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. Acquisition Corp. has filed a tender offer statement with the SEC and the Company has filed a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of the Company, at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the solicitation/recommendation statement are also available at no charge at the SEC's website at www.sec.gov. The SEC's address is 450 5th Street N.W., Washington, D.C. 20549. The telephone number of the public reference room is
(202) 942-8090. Copies of the materials will also be available directly from the information agent, Morrow & Co., Inc. Stockholders call (800)566-9061. Banks and brokerage firms call (800) 662-5200. Others call collect at (212)754-8000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Peter Cherry beneficially owns an aggregate of 5,533,380 shares of common stock, or 54.1% of the outstanding common stock. Virginia Cherry has sole power to vote, dispose and/or direct the disposition of 766 shares of common stock, which represents less than one percent of the common stock outstanding. Acquisition Corp. is owned by Peter B. Cherry and certain affiliates of Peter B. Cherry (the "Cherry Family Members"). As of the date hereof, Acquisition Corp. does not own any shares of the Company common stock. Under the Merger Agreement, the Cherry Family Members have agreed to contribute to Acquisition Corp. all of their shares of the Company's common stock in exchange for shares of capital stock of Acquisition Corp. immediately prior to Acquisition Corp.'s purchase of shares of common stock in the Offer.

         (b) Peter Cherry has, individually and through various trusts and affiliated entities, the sole power to vote, dispose of and/or direct the disposition of 5,074,882 shares of common stock, which represents 49.9% of the common stock outstanding. This amount includes 62,666 vested options to purchase common stock held by Peter Cherry at May 1, 2000 and 95,822 shares held in trust for which Peter Cherry's wife is trustee. Peter Cherry has shared power to vote, dispose and/or direct the disposition of an additional 458,498 shares of common stock, which represents 4.5% of the outstanding common stock. Mr. Cherry shares this voting power with Virginia Cherry, his mother.

         Virginia Cherry has shared power (with Peter Cherry) to vote, dispose and/or direct the disposition of 458,498 shares of common stock, which represents 4.5% of the outstanding common stock.

         (c) Except as set forth herein, there have not been any transactions in the last 60 days by Peter Cherry or Virginia Cherry with respect to the common stock. On April 3, 2000, The Cherry Corporation sold all of the outstanding shares of its subsidiary, Cherry Semiconductor Corporation, for $250 million in cash.

         (d) Catherine Moore and Walter Cherry, Jr., Peter Cherry's sister and brother, are each entitled to receive dividends with respect to more than 5% of the common stock.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Peter Cherry is Chairman and President of The Cherry Corporation and is President and the sole director of Acquisition Corp. Acquisition Corp. has entered into the Merger Agreement with the Company, as described above. For additional information, see the Items 2,3 and 4 above.0

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Agreement and Plan of Merger dated as of June 5, 2000, is incorporated herein by reference to Exhibit 99(d)(1) of the Schedule TO of CABO Acquisition Corp. dated June 15, 2000

         Stockholder Agreement, date as of June 5, 2000 among The Cherry Corporation and certain stockholders of The Cherry Corporation, is incorporated herein by reference by Exhibit 99(d)(2) of the Schedule TO of CABO Acquisition Corp. dated June 15, 2000.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete. Each of the undersigned agrees that this Schedule 13D is being filed on behalf of each of the undersigned.



Dated:  June 15, 2000                           /s/ Peter B. Cherry
                                                --------------------------------
                                                Peter B. Cherry


                                                CABO Acquisition Corp.

                                                /s/ Peter B. Cherry
                                                --------------------------------
                                                President


                                                /s/ Virginia Cherry
                                                --------------------------------
                                                Virginia Cherry